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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Beacon Power Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073677 10 6

(CUSIP Number)

Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Perseus Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,410,944*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,410,944*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,410,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.6%

14.	Type of Reporting Person (See Instructions): OO

* Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant and the expiration prior to the date of this Amendment of the right to purchase 2,904,000 Warrant Shares) (collectively, such Warrant Shares and shares of Common Stock are sometimes referred to herein as the “Beacon Shares”).

** Represents the percentage obtained by dividing (i) the number of Beacon Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 30, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and (b) the number of Warrant Shares. (see footnote * above).

CUSIP No. 073677 10 6

1.	Name of Reporting Person: Frank H. Pearl (in capacity described herein)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 9,410,944*

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 9,410,944*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,410,944*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.6%

14.	Type of Reporting Person (See Instructions): IN

* Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the Warrant (as defined in the original Schedule 13D and subject to certain future adjustments set forth in the Warrant and the expiration prior to the date of this Amendment of the right to purchase 2,904,000 Warrant Shares) (collectively, such Warrant Shares and shares of Common Stock are sometimes referred to herein as the “Beacon Shares”).

** Represents the percentage obtained by dividing (i) the number of Beacon Shares by (ii) the sum of (a) the number of shares of Common Stock outstanding as of March 30, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 31, 2005 and (b) the number of Warrant Shares. (see footnote * above).

CUSIP No. 073677 10 6                   SCHEDULE 13D (Amendment No. 3)

     The original statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003 and Amendment No. 2 thereto dated January 20-26, 2004 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”), is hereby further amended as set forth in this Amendment No. 3 (this “Amendment”). This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with Perseus Capital, the “Reporting Persons”) to report that Perseus Capital has entered into an Investment Agreement, dated as of April 22, 2005 (the “Investment Agreement,” a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), by and among Perseus Capital, Beacon, and Perseus 2000 Expansion, L.L.C. (“Perseus 2000 Expansion”), an affiliate of the Reporting Persons. Pursuant to the Investment Agreement, Perseus Capital and Perseus 2000 Expansion have agreed, among other things, to make the following investments in the Issuer in exchange for shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer, which investments in the aggregate may equal or exceed more than one percent of the outstanding shares of Common Stock of the Issuer, upon the closing of the Investment Agreement and subject to the terms and conditions therein (collectively, the “Investments”):

1.	Perseus 2000 Expansion has agreed to acquire (i) 1,666,667 shares of Common Stock of the Issuer for an aggregate price of $1,400,000, and (ii) a warrant to acquire 806,400 additional shares of Common Stock of the Issuer at an exercise price of $1.008 per share;

2.	Perseus 2000 Expansion has granted the Issuer an option, exercisable at the Issuer’s election at any time and from time to time prior to September 30, 2005, to issue and sell to Perseus 2000 Expansion up to $1,500,000 of additional shares of its Common Stock at a price of $0.84 per share (the $1,500,000 maximum for this option will increase upon consummation of the Merger (as described below) by any portion of the NxtPhase Investment (as defined below) that has not been made as of the date of the Merger);

3.	Perseus 2000 Expansion has committed to invest $1,500,000 in NxtPhase T&D Corporation, a Canadian corporation (“NxtPhase,” and such investment, the “NxtPhase Investment”) that, upon the closing of the merger of NxtPhase and a wholly owned subsidiary of the Issuer (the “Merger”) pursuant to the Arrangement Agreement (as described in Item 4 below), would become a wholly owned subsidiary of Beacon, and the Issuer has granted to Perseus 2000 Expansion an option to make the NxtPhase Investment through the Issuer by acquiring additional shares of the Issuer’s Common Stock on the terms outlined above, the proceeds from which would then be used by the Issuer to make the NxtPhase Investment; and

CUSIP No. 073677 10 6                   SCHEDULE 13D (Amendment No. 3)

4.	Perseus Capital has agreed to pay $100,000 to Beacon in exchange for a two year extension (until May 23, 2007) of the expiration date of an outstanding warrant to acquire 1,333,333 shares of the Issuer’s Common Stock at a price of $2.25 per share.

     (The foregoing summary of the Investments and the Investment Agreement is qualified in its entirety by reference to the copy of the Investment Agreement attached hereto as Exhibit 2 and incorporated herein by reference.)

     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unaffected hereby.

     Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

     Beacon and NxtPhase have entered into an Arrangement Agreement dated as of April 22, 2005 (the “Arrangement Agreement”) that provides for Beacon to acquire all of the outstanding shares of capital stock of NxtPhase pursuant to the Merger. Beacon and NxtPhase entered into the Arrangement Agreement after Perseus 2000, L.L.C., an affiliate of the Reporting Persons and Perseus 2000 Expansion (“Perseus 2000”), assigned to Beacon an option to acquire NxtPhase, which was granted to Perseus 2000 in connection with a previous investment made by Perseus 2000 in NxtPhase. Beacon, Perseus 2000 Expansion and Perseus Capital entered into the Investment Agreement to help fund Beacon’s on-going operations and NxtPhase’s operations pending and after the consummation of the Arrangement Agreement. Perseus 2000 entered into a letter agreement with the Issuer and NxtPhase in connection with the execution of the Arrangement Agreement providing certain representations and indemnities in connection therewith (a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference).

     Except as described in the Schedule 13D as amended by this Amendment, neither of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a) Each of the Reporting Persons may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 9,410,944 shares of Common Stock***. In its Annual Report on Form 10-K filed with the SEC on March 31, 2005, the Issuer disclosed that there were 43,665,143 shares of Common Stock outstanding on March 30, 2005. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 21.6% of the Issuer’s outstanding Common Stock.

*** Without giving effect to the Investments, which remain subject to certain standard conditions precedent.

CUSIP No. 073677 10 6                   SCHEDULE 13D (Amendment No. 3)

          (b) (i) Perseus Capital may be deemed to have sole power to direct the voting and disposition of the 9,410,944 Beacon Shares*** beneficially owned by Perseus Capital.

               (ii) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 9,410,944 Beacon Shares*** beneficially owned by Perseus Capital.

          (c) Except for the Investments described in Item 4 of this Amendment, neither Reporting Person nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected or agreed to effect a transaction in shares of Common Stock of the Issuer during the past 60 days.

          (d) The members of Perseus Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Beacon Shares held for the account of Perseus Capital in accordance with their membership interests in Perseus Capital.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Exhibit 1. Joint Filing Agreement, dated as of April 29, 2005, by and between Perseus Capital and Mr. Pearl.

     Exhibit 2. Investment Agreement, dated as of April 22, 2005, by and among the Issuer, Perseus Capital and Perseus 2000 Expansion.

     Exhibit 3. Letter Agreement, dated as of April 22, 2005, by and among the Issuer, NxtPhase and Perseus 2000.

*** Without giving effect to the Investments, which remain subject to certain standard conditions precedent.

CUSIP No. 073677 10 6                   SCHEDULE 13D (Amendment No. 3)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

	By:	RODD MACKLIN
Date: April 29, 2005		Name: Rodd Macklin
Title: Attorney-in-fact

PERSEUS CAPITAL, L.L.C.

	By:	RODD MACKLIN
Date: April 29, 2005		Name: Rodd Macklin
Title: Chief Financial Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)